UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 18-K/A
AMENDMENT NO. 6
For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

THE REPUBLIC OF ARGENTINA
(Name of Registrant)

Date of end of last fiscal year:  December 31, 2008

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Hernán Lorenzino
Office of the Financial Representative of Argentina
1800 K Street, N.W., Suite 924
Washington, D.C.  20006

Copies to:
Carmen Amalia Corrales
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006

*The Registrant is filing this annual report on a voluntary basis.

This amendment to the annual report of the Republic of Argentina (“Argentina”) on Form 18-K for the year ended December 31, 2008 comprises:

(a)	Pages numbered 1 to 4 consecutively.

(b)	The following exhibits:

Exhibit 1:	Dealer Manager Agreement, dated April 30, 2010, among Argentina, Barclays Capital Inc., Citigroup Global Markets Inc. and Deutsche Bank Securities Inc.

Exhibit 2:
First Supplemental Indenture, dated as of April 30, 2010 between Argentina and The Bank of New York Mellon to Trust Indenture, dated as of June 2, 2005 between Argentina and The Bank of New York Mellon (formerly known as The Bank of New York).

This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant, the Republic of Argentina, has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buenos Aires, Argentina on the 3rd day of May 2010.

By:	/s/ Adrián E. Cosentino
Name: Adrián E. Cosentino
Title: Undersecretary of Finance of the Ministry of Economy and Public Finance of the Republicof Argentina

EXHIBIT INDEX

Exhibit 1:	Dealer Manager Agreement, dated April 30, 2010, among Argentina, Barclays Capital Inc., Citigroup Global Markets Inc. and Deutsche Bank Securities Inc.

Exhibit 2:
First Supplemental Indenture, dated as of April 30, 2010 between Argentina and The Bank of New York Mellon to Trust Indenture, dated as of June 2, 2005 between Argentina and The Bank of New York Mellon (formerly known as The Bank of New York).